Exhibit A — Directors and Executive Officers of AHI Diversified Investments Inc.

Herbert A. Allen	Director, President and Chief Executive Officer

Frank A. Petito	Director

Kim M. Wieland	Director and Chief Financial Officer

Peter DiIorio	Vice President and Secretary

Howard M. Felson	Vice President, Controller and Assistant Secretary

Gene Protash	Vice President and Assistant Secretary

(1)	The business address of each person is 711 Fifth Avenue, New York, New York 10022-3194 other than Frank Petito whose address is 420 East 51st Street, NY, NY 10022.

(2)	All the directors and executive officers of AHI Diversified Investments Inc. are U.S. citizens.